Exhibit 99.3

CHARTER
OF

THE NOMINATING COMMITTEE

OF

ECD AUTOMOTIVE DESIGN, INC.

Purpose

The purpose of the Committee is to carry out the responsibilities delegated by the Board relating to the Company’s director nominations process and procedures and any related matters required by the federal securities laws.

Membership

The Nominating Committee (the “Committee”) of the board of directors (the “Board”) of ECD AUTOMOTIVE DESIGN, INC. (the “Company”) shall consist of at least two directors. Each member of the Committee shall be independent in accordance with the NASDAQ rules, as amended from time to time.

The members of the Committee shall be appointed by the Board. The members of the Committee shall serve for such term or terms as the Board may determine or until earlier resignation or death. The Board may remove any member from the Committee at any time with or without cause.

Duties and Responsibilities

The Committee shall have the following authority and responsibilities:

(i) To determine the qualifications, qualities, skills, and other expertise required to be a director and to develop, and recommend to the Board for its approval, criteria to be considered in selecting nominees for director (the “Director Criteria”).

(ii) To identify and screen individuals qualified to become members of the Board, consistent with the Director Criteria. The Committee shall consider any director candidates recommended by the Company’s stockholders pursuant to the procedures set forth in the Company’s Amended and Restated Certificate of Incorporation and described in the Company’s proxy statement.

(iii) To make recommendations to the Board regarding the selection and approval of the nominees for director to be submitted to a stockholder vote at the annual meeting of stockholders, subject to approval by the Board.

(iv) To review the Board’s committee structure and composition and to make recommendations to the Board regarding the appointment of directors to serve as members of each committee and committee chairmen annually.

(v) If a vacancy on the Board and/or any Board committee occurs, to identify and make recommendations to the Board regarding the selection and approval of candidates to fill such vacancy either by election by stockholders or appointment by the Board.

(vi) To develop and recommend to the Board for approval a Company policy for the review and approval of related party transactions and to review, approve and oversee any transaction between the Company and any related person (as defined in Item 404 of Regulation S-K) on an ongoing basis in accordance with the Company’s related party transaction approval policy.

(vii) To develop and recommend to the Board for approval standards for determining whether a director has a relationship with the Company that would impair its independence.

(viii) To review and discuss with management disclosure of the Company’s corporate governance practices, including information regarding the operations of the Committee and other Board committees, director independence and the director nominations process, and to recommend that this disclosure be included in the Company’s proxy statement or annual report on Form 10-K, as applicable.

(ix) To develop and recommend to the Board for approval an Officer succession plan (the “Succession Plan”), to review the Succession Plan periodically with the CEO, develop and evaluate potential candidates for executive positions and recommend to the Board any changes to and any candidates for succession under the Succession Plan.

(x) To review any director resignation letter tendered in accordance with the Company’s director resignation policy set out in the Company’s corporate governance guidelines, and evaluate and recommend to the Board whether such resignation should be accepted.

Outside Advisors

The Committee shall have the authority, in its sole discretion, to select, retain and obtain the advice of a director search firm as necessary to assist with the execution of its duties and responsibilities as set forth in this Charter. The Committee shall set the compensation and oversee the work of the director search firm. The Committee shall have the authority, in its sole discretion, to retain and obtain the advice and assistance of outside counsel, an executive search firm, a compensation consultant and such other advisors as it deems necessary to fulfill its duties and responsibilities under this Charter. The Committee shall set the compensation and oversee the work of its outside counsel, the executive search firm, the compensation consultant and any other advisors. The Committee shall receive appropriate funding from the Company, as determined by the Committee in its capacity as a committee of the Board, for the payment of compensation to its search consultants, outside counsel, compensation consultant and any other advisors.

The director search firm, outside counsel, executive search firm, compensation consultant and any other advisors retained by the Committee shall be independent in accordance with as determined in the discretion of the Committee.

Structure and Operations

The Board shall designate a member of the Committee as the chairperson. The Committee shall meet at least four times a year at such times and places as it deems necessary to fulfill its responsibilities. The Committee shall report regularly to the Board regarding its actions and make recommendations to the Board as appropriate. The Committee is governed by the same rules regarding meetings (including meetings in person or by telephone or other similar communications equipment), action without meetings, notice, waiver of notice, and quorum and voting requirements as are applicable to the Board.

The Committee shall review this Charter at least annually and recommend any proposed changes to the Board for approval.

Delegation of Authority

The Committee shall have the authority to delegate any of its responsibilities, along with the authority to act in relation to such responsibilities, to one or more subcommittees as the Committee may deem appropriate in its sole discretion.

Performance Evaluation

The Committee shall conduct an annual evaluation of the performance of its duties under this charter and shall present the results of the evaluation to the Board. The Committee shall conduct this evaluation in such manner as it deems appropriate.